Exhibit 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR
--------------------------------------------------------------------------------

Zarlink Releases Fourth Quarter and Fiscal 2006 Results

OTTAWA, CANADA, May 23, 2006 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today issued fourth quarter and Fiscal 2006 results for the year ended March 31, 2006, prepared in accordance with U.S. Generally Accepted Accounting Principles
(GAAP). For Fiscal 2006, the year-end of the Company is March 31, 2006, resulting in a 53-week year, compared to a 52-week year in Fiscal 2005. Zarlink's fourth quarter of Fiscal 2006 consisted of 14 weeks compared to a 13-week quarter in the third quarter.

      Fourth quarter revenue exceeded guidance and rose to US$39.2 million, up 5% from US$37.4 million in the third quarter of Fiscal 2006, and up 9.5% from US$35.8 million in the fourth quarter of Fiscal 2005.

      Zarlink earned fourth quarter net income of US$3.7 million or US$0.02 per share. This compares with third quarter net income of US$51.0 million or US$0.39 per share. Included in the third quarter results was a US$55.8 million gain related to disposition of the RF Front-End Business, as well as impairment and severance costs of US$5.4 million and US$0.9 million, respectively. Excluding the gain on disposition, impairment and severance costs, third quarter net income was US$1.5 million, or US$0.01 per share. In the Fiscal 2005 fourth quarter, the Company recorded a net loss of US$23.9 million, or US$0.19 per share.

      For Fiscal 2006, Zarlink recorded net income of US$48.8 million, or US$0.36 cents per share, on revenue of US$144.9 million. This compares favorably to Fiscal 2005, when the Company recorded a net loss of US$20.8 million, or US$0.18 cents per share, on revenue of US$160.8 million.

      "I am gratified to announce that Zarlink finished the fiscal year in its strongest financial position in many years," said Kirk K. Mandy, President and Chief Executive Officer, Zarlink Semiconductor. "The Company is profitable on a net and operating basis, cash flow is positive and growing, margins are higher, and the quarterly revenue trend is favorable. We are delivering on our commitment to improve shareholder value."

      Gross margin in the fourth quarter improved to 54% of revenue, compared with 52% in the third quarter, and 30% in the fourth quarter a year ago.

      At the end of the fourth quarter, Zarlink held cash and cash equivalents of US$90.7 million, short-term investments of US$24.6 million, and restricted cash of US$14.0 million, totaling US$129.3 million. This compares with cash and cash equivalents of US$91.0 million, short-term investments of US$19.6 million, and restricted cash of US$13.2 million, totaling US$123.8 million, at the close of the preceding quarter. During the fourth quarter, Zarlink generated US$8.3 million cash from operations, compared with US$3.3 million cash from operations in the third quarter.

      On May 23, 2006, Zarlink Semiconductor declared a quarterly dividend of CDN$0.50 per share on its preferred shares, payable on June 30, 2006, to preferred shareholders of record as of June 2, 2006.

Review of Operations

      R&D expenses in the fourth quarter were US$9.5 million or 24% of revenue, up marginally from US$9.1 million or 24% of revenue in the third quarter, but down from US$15.6 million or 44% of revenue in the Fiscal 2005 fourth quarter.

      S&A expenses fell to US$9.3 million or 24% of revenue in the fourth quarter, compared with US$10.2 million or 27% of revenue in the third quarter. S&A costs in the fourth quarter of Fiscal 2005 were US$17.8 million or 50% of revenue.

      During the fourth quarter, Zarlink:

o Introduced the new ClassSwitch Ethernet product platform, targeting IP video distribution and network security;

o Launched a new carrier-class synchronization chip for the popular AdvancedTCA (telecom computing architecture) platform; and

o Showcased the industry's first 20 Gbps (gigabits per second) parallel fiber optic module for the Infiniband DDP optical interconnection standard.

      Following the divestiture of the RF Front-end business, announced earlier in Fiscal 2006, the financial results for this business unit have been reported as a discontinued operation for the current and comparative periods.

      Prior to the third quarter of Fiscal 2006, Zarlink segmented its business as Network Communications, Consumer Communications and Ultra Low-Power Communications and as a result had three reportable segments. In conjunction with the divestiture of the RF Front-end Consumer business, management conducted a strategic assessment of the Company's remaining operations. As a result of this review, management concluded that it is appropriate to aggregate the results of the Company's operating segments, and as a result Zarlink will disclose one reportable segment.

First quarter Fiscal 2007 guidance

      The opening order backlog at the start of the Fiscal 2007 first quarter was US$28 million, compared to the US$27 million opening backlog in the fourth quarter of Fiscal 2006. Zarlink is forecasting that first quarter revenues will be between US$37 and US$38 million. As a result, Zarlink expects first quarter earnings of between US$0.01 and US$0.02 per share, which will include stock compensation expense of approximately US$0.3 million, as the Company will now be recording stock compensation expense in accordance with Statement of Financial Accounting Standards No. 123 (SFAS 123R), Share-Based Payments.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact investor relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: rapid technological developments and changes; our ability to continue to operate profitably and generate positive cash flows in the future; our exposure to product warranty claims resulting from product defects or failures; our dependence on our foundry suppliers and third-party subcontractors; increasing price and product competition; and other factors referenced in our Annual Report on Form 20-F for the fiscal year ended March 25, 2005. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

An open conference call for analysts will be held today beginning at 5:00 p.m. EDT. Investors, media and other parties are listen-only. Please dial 1-800-814-4890 or 613-688-0197. The replay number is 1-877-289-8525 (passcode
21188380#) or 416-640-1917 (passcode 21188380#). The replay is available until midnight, June 6, 2006. A live audio webcast will be available through www.newswire.ca (Canada NewsWire) or from the Company's website at www.zarlink.com.

For further information:

Edward Goffin                               Mike McGinn
Media Relations                             Investor Relations
613 270-7112                                613 270-7210
edward.goffin@zarlink.com                   mike.mcginn@zarlink.com

                           Zarlink Semiconductor Inc.
                  CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
        (in millions of U.S dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

                                                             Three months ended                              Year Ended
                                               ------------------------------------------------    ----------------------------
                                                 March 31,         Dec 23,        March 25,          March 31,       March 25,
                                                    2006            2005             2005               2006            2005
                                               --------------- ---------------- ---------------    --------------- ------------
Revenue                                         $  39.2          $  37.4          $  35.8          $ 144.9          $ 160.8
Cost of revenue                                    18.2             18.0             24.9             72.1             86.0
                                                -----------------------------------------------    ---------------------------
Gross margin                                       21.0             19.4             10.9             72.8             74.8
                                                -----------------------------------------------    ---------------------------

Expenses:
   Research and development                         9.5              9.1             15.6             37.5             52.7
   Selling and administrative                       9.3             10.2             17.8             35.6             47.4
   Asset impairment and other                       0.3              5.4              4.0              5.7              4.0
   Gain on sale of business                          --               --             (6.0)            (1.9)           (15.9)
                                                -----------------------------------------------    ---------------------------
                                                   19.1             24.7             31.4             76.9             88.2
                                                -----------------------------------------------    ---------------------------
Operating income (loss) from
  continuing operations                             1.9             (5.3)           (20.5)            (4.1)           (13.4)

Interest income                                     1.1              0.5              0.4              2.5              1.1
Foreign exchange gain (loss)                         --               --              0.9              1.1             (1.3)
                                                -----------------------------------------------    ---------------------------
Income (loss) from continuing
  operations before income taxes                    3.0             (4.8)           (19.2)            (0.5)           (13.6)
Income tax (expense) recovery                       2.9               --             (0.4)             2.5              0.5
                                                -----------------------------------------------    ---------------------------
Income (loss) from continuing
  operations                                    $   5.9          $  (4.8)         $ (19.6)         $   2.0          $ (13.1)

Discontinued operations, net of tax             $  (2.2)         $  55.8          $  (4.3)         $  46.8          $  (7.7)
                                                -----------------------------------------------    ---------------------------
Net income (loss)                               $   3.7          $  51.0          $ (23.9)         $  48.8          $ (20.8)
                                                ===============================================    ===========================
Net income (loss) attributable
  to common shareholders                        $   3.1          $  50.2          $ (24.7)         $  46.0          $ (23.2)
                                                ===============================================    ===========================
Income (loss) per common share from
  continuing operations:
    Basic and diluted                           $  0.04          $ (0.04)         $ (0.16)         $ (0.01)         $ (0.12)
                                                ===============================================    ===========================
Income (loss) per common share from
  discontinued operations:
   Basic and diluted                            $ (0.02)         $  0.43          $ (0.03)         $  0.37          $ (0.06)
                                                ===============================================    ===========================
Net income (loss) per common share:
   Basic and diluted                            $  0.02          $  0.39          $ (0.19)         $  0.36          $ (0.18)
                                                ===============================================    ===========================
Weighted average number of common
  shares outstanding (millions):
   Basic                                          127.3            127.3            127.3            127.3            127.3
                                                ===============================================    ===========================
   Diluted                                        127.9            127.4            127.3            127.4            127.3
                                                ===============================================    ===========================

Percentage of revenue:
   Gross margin                                      54%              52%              30%              50%              47%
   Research and development                          24%              24%              44%              26%              33%
   Selling and administrative                        24%              27%              50%              25%              29%

                           Zarlink Semiconductor Inc.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                  Three months ended                          Year ended
                                                   -----------------------------------------------    ----------------------------
                                                    March 31,        Dec. 23,        March 25,          March 31,       March 25,
                                                       2006            2005            2005                2006            2005
                                                   -------------- --------------- ----------------    --------------- ------------
CASH PROVIDED BY (USED IN)
Operating activities:
   Income (loss) from continuing operations           $ 5.9           $(4.8)          $(19.6)             $ 2.0         $(13.1)
   Depreciation of fixed assets                         1.4             1.7             1.9                 6.3            8.3
   Other non-cash changes in operating
     activities                                        (0.7)            0.3             3.1                  --            2.1
   Deferred income taxes                               (2.1)            0.4             4.5                (1.9)           4.0
   Gain on sale of foundry business                      --              --            (6.0)               (1.9)         (15.9)
   Change in pension liabilities                        0.8            (0.3)           (0.6)               (0.9)           1.9
   Decrease (increase) in working capital:
     Trade accounts and other receivables               4.3             2.2             4.1                 7.3           (0.5)
     Inventories                                       (1.5)           (1.3)            5.6                (1.6)          (0.4)
     Prepaid expenses and other                         0.7             2.9             0.4                (1.4)          (1.7)
     Payables and accrued liabilities                    --             2.2            (2.9)               (6.7)          (4.9)
     Deferred credits                                  (0.5)             --              --                (0.7)           0.7
                                                   -----------------------------------------------    ----------------------------
Total                                                   8.3             3.3            (9.5)                0.5          (19.5)
                                                   -----------------------------------------------    ----------------------------
Investing activities:
   Purchased short-term investments                    (5.0)          (19.6)             --               (52.7)         (94.2)
   Matured short-term investments                        --              --              --                67.7          109.4
   Expenditures for fixed assets                       (0.7)           (0.3)           (0.6)               (1.7)          (3.2)
   Proceeds from disposal of fixed assets                --             0.1             0.1                 0.5            0.7
   Proceeds from repayment of note receivable            --              --             6.0                 2.0           15.9
   Proceeds from (payments related to) sale of
    discontinued operation - net                       (0.7)           66.4              --                65.7             --
                                                   -----------------------------------------------    ----------------------------
Total                                                  (6.4)           46.6             5.5                81.5           28.6
                                                   -----------------------------------------------    ----------------------------
Financing activities:
   Payment of dividends on preferred shares            (1.1)           (0.5)           (0.5)               (2.7)          (2.1)
   Repurchase of preferred shares                      (0.3)           (0.5)           (0.6)               (1.6)          (0.6)
   Decrease (increase) in restricted cash              (0.8)            0.9              --                (0.1)          (3.9)
   Repayment of capital lease liabilities
   and long term debt                                    --              --              --                  --           (0.1)
                                                   -----------------------------------------------    ----------------------------
Total                                                  (2.2)           (0.1)           (1.1)               (4.4)          (6.7)
                                                   -----------------------------------------------    ----------------------------
Effect of currency translation on cash                   --            (0.3)           (0.2)               (0.6)           0.1

Net cash used in discontinued operations                 --              --            (5.0)               (5.7)         (10.1)
                                                   -----------------------------------------------    ----------------------------
Increase (decrease) in cash and cash
  equivalents                                          (0.3)           49.5           (10.3)               71.3           (7.6)

Cash and cash equivalents, beginning
  of period                                            91.0            41.5            29.7                19.4           27.0
                                                   -----------------------------------------------    ----------------------------
Cash and cash equivalents, end of period              $90.7           $91.0           $19.4               $90.7         $ 19.4
                                                   ===============================================    ============================

                           Zarlink Semiconductor Inc.
                         CONSOLIDATED BALANCE SHEET DATA
                    (in millions of U.S. dollars, U.S. GAAP)

                                                                             March 31,       Dec. 23,       March 25,
                                                                                2006           2005            2005
                                                                             ---------       --------       ---------
ASSETS

Current assets:
   Cash and cash equivalents                                               $     90.7      $     91.0      $     19.4
   Short-term investments                                                        24.6            19.6            39.6
   Restricted cash                                                               14.0            13.2            13.9
   Trade accounts receivable - net                                               15.6            19.2            23.2
   Other accounts receivable                                                      4.2             4.9             4.2
   Note receivable - net                                                           --              --             0.1
   Inventories                                                                   18.1            16.5            16.4
   Prepaid expenses and other                                                     5.8             6.3             5.9
   Current assets held for sale                                                    --              --             6.8
                                                                           ----------      ----------      ----------
                                                                                173.0           170.7           129.5
Fixed assets - net                                                               26.4            26.9            30.6
Deferred income tax assets - net                                                  3.6             3.6             3.5
Other assets                                                                      1.5             6.1             4.9
Long-term assets held for sale                                                     --              --             2.8
                                                                           ----------      ----------      ----------
                                                                           $    204.5      $    207.3      $    171.3
                                                                           ==========      ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Trade accounts payable                                                  $      7.8      $     13.3      $     14.6
   Employee-related accruals                                                      9.8             8.2             9.6
   Income and other taxes payable                                                 4.3             5.6             3.5
   Current portion of provisions for exit activities                              4.4             4.7             7.9
   Other accrued liabilities                                                      9.5             5.2             5.4
   Deferred credits                                                               0.7             1.1             1.4
   Long-term debt - current portion                                               0.1              --              --
   Deferred income tax liabilities - current portion                              0.1             0.1              --
                                                                           ----------      ----------      ----------
                                                                                 36.7            38.2            42.4

Long-term debt                                                                    0.1             0.1
Long-term portion of provisions for exit activities                               0.6             0.7             0.9
Pension liabilities                                                              15.2            18.0            19.7
Deferred income tax liabilities - long-term portion                               0.2             0.2              --
                                                                           ----------      ----------      ----------
                                                                                 52.7            57.2            63.1
                                                                           ----------      ----------      ----------

Redeemable preferred shares, unlimited shares authorized;
  1,267,700 shares issued and outstanding as at March 31, 2006                   16.2            16.4            17.2
                                                                           ----------      ----------      ----------

Shareholders' equity:
Common shares, unlimited shares authorized; no par value;
  127,318,439 shares issued and outstanding as at March 31, 2006                768.5           768.4           768.4
Additional paid-in capital                                                        1.7             1.7             2.2
Deficit                                                                        (599.9)         (603.1)         (646.5)
Accumulated other comprehensive loss                                            (34.7)          (33.3)          (33.1)
                                                                           ----------      ----------      ----------
                                                                                135.6           133.7            91.0
                                                                           ----------      ----------      ----------
                                                                           $    204.5      $    207.3      $    171.3
                                                                           ==========      ==========      ==========

                           Zarlink Semiconductor Inc.
                             SUPPLEMENTARY SCHEDULES
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

Geographic Information:

Revenue, based on the geographic location of Zarlink's customers, was distributed as follows:

                              Three Months                        Three Months                        Three Months
                                 Ended            % of                Ended           % of                Ended            % of
                              Mar 31, 2006        Total           Dec 23, 2005        Total           Mar 25, 2005         Total
                              ------------        -----           ------------        -----           ------------         -----
Asia - Pacific                   $13.6             35%               $11.2              30%              $10.8               30%
Europe                            13.6             35                 15.0              40                13.5               38
Americas                          12.0             30                 11.2              30                11.5               32
                                 -----            ---                -----             ---               -----              ---
                                 $39.2            100%               $37.4             100%              $35.8              100%
                                 =====            ===                =====             ===               =====              ===

                                                                   Year Ended          % of            Year Ended          % of
                                                                  Mar 31, 2006        Total           Mar 31, 2005         Total
                                                                  ------------        -----           ------------         -----

Asia - Pacific                                                      $ 46.2              32%              $ 43.5              27%
Europe                                                                53.3              37                 58.8              37
Americas                                                              45.4              31                 58.5              36
                                                                    ------             ---               ------             ---
                                                                    $144.9             100%              $160.8             100%
                                                                    ======             ===               ======             ===